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18001179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 22 2018

Washington DC
415

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SEC FILE NUMBER
8-68916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DLX Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4143 Tamarack Drive
(No. and Street)

(City) (State) 97504 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Curiel 541-858-9899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM RMS

OATH OR AFFIRMATION

I, Edward Curiel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DLX Financial Group, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

OFFICIAL STAMP
CAROLINA COLETTA
NOTARY PUBLIC - OREGON
COMMISSION NO. 939220
MY COMMISSION EXPIRES MAY 25, 2019

Edward Curiel
Signature

C.E.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
DLX Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DLX Financial Group, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2012.

EISNERAMPER LLP
San Francisco, California
February 8, 2018

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
DLX Financial Group, LLC

We have reviewed management's statements, included in the accompanying DLX Financial Group's Exemption Report, in which (1) DLX Financial Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, CA
February 8, 2018

DLX Financial Group, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 36,423
Prepaid expenses	24,067
Total assets	$ 60,490
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 12,000
Total liabilities	12,000
Member's equity	48,490
Total liabilities and member's equity	$ 60,490

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Operations
Year Ended December 31, 2017

Revenues		
Marketing and distribution service fee	$	250,000
Expenses		
Member compensation and benefits		165,571
General and administrative		25,577
Professional fees		17,778
Information technology, telephone and market data		12,024
Other expenses		8,261
Total expenses		229,211
Net income	$	20,789

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2017

Member's equity, beginning of year	$	27,701
Net income		20,789
Member's equity, end of year	$	48,490

See Accompanying Notes to Financial Statements

DLX Financial Group, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 20,789
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in accounts receivable	4,943
Increase in prepaid expenses	(1,257)
Increase in accounts payable and accrued expenses	2,260
Total adjustments	5,946
Net cash provided by operating activities	26,735
Net increase in cash	26,735
Cash , beginning of year	9,688
Cash , end of year	$ 36,423

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

DLX Financial Group, LLC (the "Company") is an Oregon Limited Liability Company formed on June 30, 2011. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary source of revenue is fees generated from the marketing and distribution of privately placed securities and hedge funds. For the year ended December 31, 2017, primarily all revenues generated by the Company were received from an entity that serves as investment manager to a family of hedge funds. The former Financial and Operations Principal, who is also a registered representative of the Company, is also affiliated with this investment manager.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue and Accounts Receivable

The Company provides its services under terms of a placement agent agreement. The Company receives a fixed quarterly fee for marketing and distribution services at the beginning of each quarter. Such fees are recorded during the quarter as earned. Accounts receivable are recorded at the invoiced amounts and do not bear interest.

In May 2014, the FASB issued new accounting guidance, Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, on revenue recognition. The new standard provides for a single five-step model to be applied to all revenue contracts with customers as well as requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the standard. ASU no. 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted, but not before the original effective date of the standard. The Company is currently evaluating the impact of the new guidance on financial statements and related disclosures.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Instruments not Carried at Fair Value

The carrying value of financial assets and liabilities excluding financial instruments that are carried at fair value on a recurring basis, approximate estimated fair value. The company's financial instruments are classified within the fair value hierarchy as follows:

Cash is carried at	Level 1
Prepaid Expenses are carried at	Level 2
Accounts Payables and accrued expenses are carried at	Level 2

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $24,423 which was $19,423 more than its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .49 to 1.

3. Office Premises

The Company operates from the personal residence of its Managing Member in Medford, Oregon. There is no lease expense associated with the use of its Managing Member's personal residence. In addition, the Company entered into a Subtenant Agreement for a branch office located in Irvine, CA. The landlord for this space is the same investment advisor from whom the Company earned all its revenues for 2017. The Company incurred no lease expense for the branch located in Irvine as the landlord agreed to waive the $100 per month lease expense for the entire year 2017. The Rent Waiver Agreement requires the landlord to provide notice to the Company if the Tenant intends for the Company to commence making lease payments.

The Company has no other expense sharing arrangements.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2017

1. Total ownership equity from Statement of Financial Condition			$ 48,490	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			48,490	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 48,490	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	24,067	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(24,067)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			24,423	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 24,423	3750

OMIT PENNIES

Notes:

Non-allow able assets:	
Prepaid expenses	$ 24,067
Total non-allow able assets	$ 24,067

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: DLX Financial Group, LLC as of December 31, 2017

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 800	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14. Excess net capital (line 10 less 13)		$ 19,423	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12		$ 18,423	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 12,000	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 12,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 49.1	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

DLX Financial Group, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2017

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

DLX Financial Group, LLC
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2017

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

SCHEDULE IV

DLX Financial Group, LLC
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2017

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 24,423	$ 12,000	49.1%
Computation per Schedule I	24,423	12,000	49.1%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

DLX Financial Group, LLC

DLX Financial Group's Exemption Report

DLX Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a.-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

DLX Financial Group, LLC
[Name of Company]

I, Edward Curiel, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

DocuSigned by:
Edward Curiel
By: 5FE180FB3C2D4AB...

Title: Chief Executive Officer

February 12, 2018

Edward Curiel
Chief Executive Officer
DLX Financial Group, LLC
Medford, Oregon 97504
541-858-9899
ecuriel@dlxfin.com

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
DLX Financial Group, LLC

We have reviewed management's statements, included in the accompanying DLX Financial Group's Exemption Report, in which (1) DLX Financial Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, CA
February 8, 2018

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

February 8, 2018

Edward Curiel
DLX Financial Group, LLC
4143 Tamarack Drive
Medford, OR 97504

Dear Ed:

We have audited the financial statements of DLX Financial Group, LLC (the "Company") as of and for the year ended December 31, 2017, including supplementary information accompanying the financial statements (required by Rule 17a-5) and have issued our report thereon dated February 9, 2018. We performed a review of the statements (assertions) made in the Company's Exemption Report for the year ended December 31, 2017, which will be filed by management pursuant to Rule 17a-5.

As required by professional standards, the terms of our engagement, the objectives of the audit, our responsibilities under standards of the Public Company Accounting Oversight Board, and management's responsibilities have been communicated to you in our engagement letter dated November 30, 2017. The engagement letter was signed by Ed Curiel, Sole Member, on behalf of management.

We also are required to communicate with you about the following information relating to our audit.

Significant Issues Discussed Prior to Retention of Independent Auditor

In the normal course of our professional association with the Company, we generally discuss with management a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the Company, and business plans and strategies that may affect the risks of material misstatement. However, these discussions have occurred in the normal course of our professional relationship and our responses were not a condition to our retention and there are no significant issues we wish to bring to the attention of the management.

Overall Audit Strategy, Timing of the Audit, and Significant Risks

Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit involved judgment about the number of transactions to be examined and the areas to be tested. Our audit included obtaining an understanding of internal control sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed, but is not designed to provide assurance on internal control sufficient to identify internal control deficiencies. Because our audit was designed to provide reasonable, but not absolute assurance and because we did not perform a detailed examination of all transactions, there is some risk that material misstatements may exist and not have been detected by us.

As part of our audit, professional standards required us to perform risk assessment procedures that were sufficient to provide a reasonable basis for identifying and assessing the risks of material misstatement, whether due to error or fraud, and designing further audit procedures. We were also required to determine whether any risks we have identified and assessed are significant risks that require special audit attention. As a result of our procedures, we have determined the following risks are significant risks: [1] revenue recognition and [2] net capital computation.

Obtaining Information Relevant to the Audit

In addition to inquiries about the management's knowledge of the risks of material misstatement, including fraud risks, and whether the appropriate individual is aware of tips or complaints regarding the Company's financial reporting, we were required to inquire of the management whether they aware of any matters relevant to the audit, including, but not limited to, violations or possible violations of laws or regulations.

There were no items reported to us in our inquiries of management.

Significant Accounting Policies and Practices

Management is responsible for the initial selection of, changes in, and application, of appropriate accounting policies. In accordance with the terms of our engagement letter, we may have advised management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended December 31, 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Critical Accounting Policies and Practices

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Critical accounting policies and practices are tailored to specific events in the current year, and the accounting policies and practices that are considered critical might change from year to year. The Company did not have critical accounting policies and practices.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The Company did not have critical accounting estimates.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The Company did not have sensitive disclosures.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluations and our conclusions to you. We are to specifically assess, but are not limited to doing so, the Company's significant accounting policies and practices, critical accounting policies and practices, critical accounting estimates, our understanding of the business reasons for entering into any significant unusual transactions, financial statement presentation, applicable new accounting pronouncements, alternative accounting treatments, and fraud identified during our audit.

In our evaluation of the quality of the Company's financial reporting, we considered the quality of management's disclosures about significant and critical accounting policies as follows:

- In our evaluation of the qualitative aspects of the Company's significant accounting policies and practices, including bias in management's judgments reflected in the financial statements and disclosures, we noted no evidence of bias in the identification and selection of misstatements and adjustments, selection and application of accounting principles, or in the determination of accounting estimates.
- There were no changes to the Company's disclosures which we proposed which were not made by management.
- We noted no significant unusual transactions by the Company.
- We did not identify any alternative accounting treatments which we believed were relevant to the Company's financial reporting.
- We are satisfied that the disclosures made by management of accounting pronouncements issued but not yet effective, and their potential effect on the Company's future financial reporting are appropriate based on the currently available information.

Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with U.S. GAAP.

Significant Changes to Our Planned Audit Strategy or Significant Risks

There were no changes to the planned audit strategy or the risks we identified as significant.

Material Written Communications with Management

We requested certain representations from management that are included in the management representation letter dated February 8, 2018.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We did not identify any misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through auditing procedures.

Professional standards also require that we provide to you a schedule of uncorrected misstatements, including omissions and presentation of inaccurate or incomplete disclosures, related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. We did not identify any uncorrected misstatements.

Related Party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related party transactions that appeared to lack a business purpose.

Supplementary Information

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with regulatory requirements, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

Restriction

This information is intended solely for the use of management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

EisnerAmper LLP

EISNERAMPER LLP

DLX Financial Group, LLC
FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2017

DLX Financial Group, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2017

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, Edward Curiel, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 10th day of February, 2018, at

Medford, Oregon.

Edward Curiel
(Signature of person signing)

CEO
(Title of person signing report)

DLX Financial Group, LLC
(Name of Licensee)

158690
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.